BAKER & McKENZIE

東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

04045758

File No. 82-34816

October 13, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

We are acting as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") which SAMMY CORPORATION (File No. 82-5227) established jointly with SEGA CORPORATION as of October 1, 2004 with respect to its offering of shares in the States. Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we honestly request you to replace the following documents with a copy enclosed herein, to correct as error.

- Notice of Sega Sammy Group's Medium-Term Business Plan (dated September 16, 2004) (English translation)

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 10/27

(Translation) **File No. 82-5227**

September 16, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Kenkichi Yoshida, President and Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Name of Company:	SEGA CORPORTION
Name of Representative:	Hisao Oguchi, President and Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Akira Sugano, Director, Responsible for Corporate Division (TEL: 03-5736-7111)

Notice of Sega Sammy Group's Medium-Term Business Plan

SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") will jointly establish their 100% parent company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, Code No. 6460; hereinafter "Sega Sammy Holdings") through a share-for-share exchange (*kabushiki-item*) as of October 1, 2004. Prior to the management integration becoming effective, Sega and Sammy worked closely to formulate a medium-term business plan of Sega Sammy Group for the period up to March 31, 2007. It is hereby notified that the plan was approved at the respective extraordinary meetings of the boards of directors of both companies held on September 16, 2004, as described below:

1. Medium-Term Business Plan of Sega Sammy Group:

(billion yen)

		Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)
Net Sales	Pachislot and pachinko-related business	262.6	256.0	313.0
	Commercial amusement equipment business	66.1	73.3	80.2
	Amusement facility business	80.3	91.0	96.0
	Consumer business	70.8	72.4	76.9
	Media contents and other businesses	44.1	47.2	58.8
	Total	520.0	540.0	625.0
Ordinary Income		92.0	93.0	122.0
Net Income		47.5	51.0	68.0

2. Management policy of Sega Sammy Group:

Sega and Sammy will establish their holding company Sega Sammy Holdings through management integration as of October 1, 2004, which will give birth to Sega Sammy Group with a wide range of businesses targeting whole generations covering children and adults in the entertainment area.

Sega Sammy Group will relocate personnel to its strategic sectors and reorganize its system to improve efficiencies and strengthen and expand its profitable basis. The management integration will give effect to a fuller line of products and services and allow more effective media-mix strategies and the creation of new businesses, as well as strengthen and expand its overseas group companies to accelerate penetration into the global market.

Sega Sammy Group will fortify its presence in the global market with the aim of becoming the No. 1 integrated entertainment company in the world.

3. Major tasks of each business:

(1) Pachislot and pachinko-related business:

- Win the largest share in the pachinko machine market
- Continue to win the largest share in the pachislot machine market

(2) Commercial amusement equipment business:

- Develop a fuller line of products by strengthening development capabilities

- Open overseas marketing channels

(3) Amusement facility business:

- Improve profitability by differentiating the existing facilities
- Develop multiplex entertainment facilities based on innovative and totally new concepts

(4) Consumer business:

- Strengthen the development control system
- Improve the overseas development and marketing systems

(5) Media content-related and other businesses:

- Optimize contents in all businesses
- Develop media contents globally (Asia, Europe and America)

- END -

Notice on the medium-term business plan:
The medium-term business plan is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.